TEO Foods Inc.
455 54th Street, Suite 102
San Diego, CA 92114

Date:	October 11, 2018

To:	Securities and Exchange Commission
Washington, D.C. 20549

Subject:	Supplemental response to comment letter dated September 7, 2018 to Mr. Jeffrey Mackay, President, TEO Foods Inc.

Reference:	TEO Foods Inc.
Registration Statement on Form S-1 submitted August 13, 2018
File No. 333-226801

Ladies and Gentlemen:

TEO Foods Inc. (the "Company"), in connection with its filing of pre-effective amendment no. 3 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-226801), hereby responds to the Staff's comment related to the supplemental Materials provided on September 28, 2018.

We have filed pre-effective amendment no. 3 and revised certain statements in the business section to reflect that they are a belief of the Company.

Although we feel that the supplemental reference information related to the thermal processing of food supports the statements, we understand that analysis and interpretation is required. The formulas presented are of common use and often-cited metrics in the industry to quantify quality.

It may also be said that any perception of quality is inherently subjective, so for disclosure purposes we agree and have revised the disclosure to clarify certain statements as our belief.

We also included additional disclosure under the section Experts to disclose that GBH CPAs merged with Marcum LLP and that the Company subsequently move its engagement to Marcum LLP.

Should you have any questions or comments with respect to the foregoing, please contact me anytime at 619-758-1973.

Very truly yours,

By:  /s/ Jeffrey Mackay
Jeffrey Mackay
President, Teo Foods Inc.